COMMENTS RECEIVED ON 09/29/2017

FROM EDWARD BARTZ

FIDELITY COVINGTON TRUST (File Nos. 033-60973 and 811-07319)

Fidelity International High Dividend ETF

Fidelity International Value Factor ETF

POST-EFFECTIVE AMENDMENT NO. 28

All funds

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests that we identify the funds as self-indexing in the “Fund Summary” section or in the full prospectus.

R:

The Staff has indicated that the prospectus summary section is intended to be a type of “executive summary” of “streamlined disclosure of key mutual fund information” at the front of the prospectus (1998 and 2009 Form N-1A amendments adopting releases). We believe that we have appropriately summarized the key information about each fund in the summary section in accordance with Form N-1A. The Fund Summary indicates that the fund invests in a Fidelity index. This same disclosure is also found in the “Fund Basics” section. In addition, disclosure regarding ownership of the index is found in the Appendix under Additional Index Information. This disclosure outlines ownership and calculation and maintenance of the index. We further note that Fidelity’s exemptive order to operate passive ETFs does not require that information about an affiliated index provider be included in any particular prospectus location. Accordingly, we have not revised the disclosure.

All funds

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests that we provide the index methodology white paper as soon as possible.

R:

The index methodology (“Index Methodology”) will be transmitted separately via email.

 All funds

“Fund Summary” (prospectus)

“Fee Table”

C:

The Staff requests we submit completed fee tables and hypothetical expense tables when the information becomes available.

R:

The requested information will be sent to you when it becomes available.

Fidelity International High Dividend ETF

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Normally investing at least 80% of assets in securities included in the Fidelity® International High Dividend Index and in depository receipts representing securities included in the index. The Fidelity® International High Dividend Index is designed to reflect the performance of stocks of large- and mid-capitalization developed international high dividend-paying companies that are expected to continue to pay and grow their dividends.”

C:

The Staff requests we disclose definitions of mid and large cap companies, including market cap range.

R:

The Staff has indicated that the prospectus summary section is intended to be a type of “executive summary” of “streamlined disclosure of key mutual fund information” at the front of the prospectus (1998 and 2009 Form N-1A amendments adopting releases). We believe that we have appropriately summarized the key information about each fund in the summary section in accordance with Form N-1A. In addition, Fidelity’s rules-based proprietary index methodology, including the criteria for selecting the components of the index, for each fund is described in the “Fund Basics” section under “Principal Investment Strategies.” Accordingly, we have not revised the disclosure.

All funds

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we add an “international” strategy that is consistent with each fund’s name.

R:

The Staff has indicated that the prospectus summary section is intended to be a type of “executive summary” of “streamlined disclosure of key mutual fund information” at the front of the prospectus (1998 and 2009 Form N-1A amendments adopting releases). We believe that we have appropriately summarized the key information about each fund in the summary section in accordance with Form N-1A. The principal strategy of each fund is to invest in the securities included in a particular index and in depository receipts representing securities included in the index. In addition, Fidelity’s rules-based proprietary index methodology, including the criteria for selecting the components of the index, for each fund is described in the “Fund Basics” section under “Principal Investment Strategies.” Accordingly, we have not revised the disclosure.

Fidelity International High Dividend ETF

“Fund Summary and Investment Details” (prospectus)

“Principal Investment Strategies”

From “Fund Summary” section:

“Normally investing at least 80% of assets in securities included in the Fidelity® International High Dividend Index and in depository receipts representing securities included in the index. The Fidelity® International High Dividend Index is designed to reflect the performance of stocks of large- and mid-capitalization developed international high dividend-paying companies that are expected to continue to pay and grow their dividends.”

From “Investment Details” section:

“Geode normally invests at least 80% of the fund's assets in securities included in the Fidelity® International High Dividend Index and in depository receipts representing securities included in the index. The Fidelity® International

High Dividend Index is designed to reflect the performance of stocks of large- and mid-capitalization developed international high dividend-paying companies that are expected to continue to pay and grow their dividends.”

C:

The Staff requests we define “high dividend-paying” in the prospectus.

R:

The Staff has indicated that the prospectus summary section is intended to be a type of “executive summary” of “streamlined disclosure of key mutual fund information” at the front of the prospectus (1998 and 2009 Form N-1A amendments adopting releases). We believe that we have appropriately summarized the key information about each fund in the summary section in accordance with Form N-1A. In addition, Fidelity’s rules-based proprietary index methodology, including the criteria for determining the securities that qualify as high dividend-paying for the fund, is described in the “Fund Basics” section under “Principal Investment Strategies.” Accordingly, we have not revised the disclosure.

All funds

“Investment Details” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we provide a description of the index and its methodology, including component selection criteria; index weighting methodology; index provider; rebalance and reconstitution process, including the frequency; and number of index components.

R:

Fidelity’s rules-based proprietary index methodology, including the criteria for selecting the components of the index, for each fund is described in the “Fund Basics” section under “Principal Investment Strategies.” The index provider, calculation agent and other index information is located in the Appendix section. Investors will have daily visibility into each fund’s index constituents. As required by Fidelity’s exemptive order to operate passive ETFs, each fund’s portfolio will be fully “transparent,” meaning that each fund will post on its website on each day that the NYSE Arca and the fund are open for business, before commencement of trading of the fund’s shares on the NYSE Arca, the identities and quantities of the portfolio holdings held by the fund that will form the basis for the fund’s calculation of NAV at the end of the Business Day. In addition, the complete index methodology is available on the funds’ website.  Accordingly, we do not believe additional disclosure is needed.

All funds

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we disclose the strategy used to track the index in the “Fund Summary” section.

R:

The Staff has indicated that the prospectus summary section is intended to be a type of “executive summary” of “streamlined disclosure of key mutual fund information” at the front of the prospectus (1998 and 2009 Form N-1A amendments adopting releases). We believe that we have appropriately summarized the key information about each fund in the summary section in accordance with Form N-1A.  Each fund’s statistical sampling strategy is disclosed in the “Fund Basics” section under “Principal Investment Strategies”. Accordingly, we do not believe additional disclosure is needed.

All funds

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

If the funds will concentrate to the same extent as the respective index, the Staff requests we disclose this in the “Fund Summary” section.

R:

The Staff has indicated that the prospectus summary section is intended to be a type of “executive summary” of “streamlined disclosure of key mutual fund information” at the front of the prospectus (1998 and 2009 Form N-1A amendments adopting releases). We believe that we have appropriately summarized the key information about each fund in the summary section in accordance with Form N-1A. Each fund’s concentration policy is disclosed in the “Fund Basics” section under “Principal Investment Strategies”. Accordingly, we do not believe additional disclosure is needed.

All funds

“Fund Summary” (prospectus)

“Principal Investment Risks”

C:

The Staff requests that we add a principal or non-principal risk stating that where all or a portion of the ETF’s underlying securities trade in a market that is closed, when the market in which the ETF’s shares are listed and trading in is open, there may be changes between the last quote from its closed foreign market and the value of such security during the ETF’s domestic trading day. This could lead to differences between the market price of the ETF’s shares and the underlying value of those shares.

R:

We note that “Fluctuation of Net Asset Value and Share Price” risk in the “Principal Investment Risks” in the “Investment Details” section states that “[d]uring the time when NYSE Arca is open but after the applicable market closing, fixing or settlement times, bid ask spreads and the resulting premium or discount to the fund’s NAV may widen.” Accordingly, we do not believe additional disclosure is needed.

All funds

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Lending securities to earn income for the fund.”

C:

The Staff requests we add a corresponding securities lending risk to the “Principal Investment Risks” section.

R:

In response to previous Staff comments regarding securities lending risk disclosure, we added disclosure from the “Fund Basics” section to the “Fund Summary” section that discusses counterparty risk and other risks associated with securities lending transactions. We continue to be of the view that adding identical disclosure under a separately titled securities lending risk disclosure tile would be duplicative of existing disclosures.

All funds

“Fund Summary” (prospectus)

“Principal Investment Risks”

From Fidelity International High Dividend ETF:

“No History of an Active Trading Market/Trading Issues.  The fund is a recently organized series of an investment company. There can be no assurance that an active trading market will be maintained. Trading may be halted, for example, due to market conditions. ”

C:

The Staff requests we add, “There can be no assurance that an active trading market will develop.” to the risk above.

R:

The disclosure will read as follows in the funds’ next filing:

“Trading Issues. There can be no assurance that an active trading market will be maintained. Market makers and Authorized Participants are not obligated to make a market in the fund’s shares or to submit purchase and redemption orders for creation units. In addition, trading may be halted, for example, due to market conditions.”

All funds

“Fund Summary” (prospectus)

“Portfolio Manager(s)”

C:

The Staff requests confirmation that all of the portfolio managers are jointly and primarily responsible for the day to day operations of the funds.

R:

We believe this disclosure appropriately identifies each portfolio manager as required by Form N−1A, Item 5(b), Instruction 2.

All funds

“Fund Summary” (prospectus)

“Purchase and Sale of Shares”

C:

The Staff requests that we confirm supplementally whether any securities underlying the ETFs are traded outside of a collateralized settlement system.

R:

The securities underlying the ETFs are traded inside a settlement system.

All funds

“Investment Details” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we disclose that the index is created and sponsored by an affiliate and describe the nature of that affiliation.

R:

The disclosure in this section indicates that each fund invests in a Fidelity index. In addition, under “Additional Index Information” in the “Appendix” section, FMRC is identified as the index provider. While FMRC is elsewhere identified as the fund’s manager, we will revise the “Additional Index Information” section to make clear that, as the fund’s manager, FMRC is an affiliated person of the funds.

Fidelity International High Dividend ETF

“Investment Details” (prospectus)

“Principal Investment Strategies”

“The Fidelity® International High Dividend Index is constructed using Fidelity's rules-based proprietary index methodology. Stocks are ranked within each sector and country combination and given a composite score based on three fundamental characteristics: high dividend yield, low dividend payout ratio, and high dividend growth. Within each sector and country combination, composite scores are adjusted based on market capitalization. Stocks with the highest composite scores within each sector and country combination are identified for inclusion in the index. Sector and country combinations with fewer than ten securities are grouped together by region and sector, or if still less than ten securities, then solely by sector, resulting in constrained country exposures. This results in country weights that are constrained but not completely neutral to the broader developed international equity market.”

C:

The Staff requests we provide more detail regarding the construction of the index and how the three fundamental characteristics described are weighted in arriving at a composite score. The Staff also requests we define the three fund characteristics.

R:

The complete index methodology is available on the funds’ website. Disclosure regarding additional information with respect to the indexes is in the “Appendix” section under “Additional Index Information”. Accordingly, we do not believe additional disclosure is needed.

Fidelity International High Dividend ETF

“Investment Details” (prospectus)

“Principal Investment Strategies”

From Fidelity International High Dividend ETF:

“The Fidelity® International High Dividend Index is constructed using Fidelity's rules-based proprietary index methodology. Stocks are ranked within each sector and country combination and given a composite score based on three fundamental characteristics: high dividend yield, low dividend payout ratio, and high dividend growth. Within each sector and country combination, composite scores are adjusted based on market capitalization. Stocks with the highest composite scores within each sector and country combination are identified for inclusion in the index. Sector and country combinations with fewer than ten securities are grouped together by region and sector, or if still less than ten securities, then solely by sector, resulting in constrained country exposures. This results in country weights that are constrained but not completely neutral to the broader developed international equity market.”

C:

The Staff requests we revise the last two sentences above into plain English and, in the process, explain the significance of these two sentences to the index methodology.

R:

We will add clarifying disclosure.

All funds

“Investment Details” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we confirm the derivatives are in the 20% basket and not in the 80% basket, consistent with the ETF order.

R:

    We confirm that the derivatives are in the 20% basket.

All funds

“Investment Details” (prospectus)

“Principal Investment Strategies”

“Investment Policies and Limitations” (SAI)

“Concentration”

“The fund may invest more than 25% of its total assets in securities of issuers in a particular industry or group of industries to approximately the same extent that the fund's index concentrates in the securities of issuers in a particular industry or group of industries.”

C:

The Staff requests we revise the disclosure to replace the word “may” with “will”.

R:

We will make the requested change.

Fidelity International Value Factor ETF

“Investment Details” (prospectus)

“Principal Investment Strategies”

“The Fidelity® International Value Factor Index is constructed using Fidelity's rules-based proprietary index methodology. Stocks are ranked within each sector and country combination and given a composite score based on four measures of value: high free cash flow yield; low enterprise value to earnings before interest, taxes, depreciation and amortization; low price to tangible book value; and low price to future earnings. Within each sector and country combination, composite scores are adjusted based on market capitalization. Stocks with the highest composite scores within each sector and country combination are identified for inclusion in the index. Sector and country combinations with fewer than ten securities are grouped together by region and sector or if still less than ten securities then solely by sector, resulting in constrained country exposures. This results in country weights that are constrained but not completely neutral to the broader developed international equity market.”

C:

The Staff requests we define the four measures of value.

R:

The complete index methodology is available on the funds’ website. Disclosure regarding additional information with respect to the indexes is in the “Appendix” section under “Additional Index Information”. Accordingly, we do not believe additional disclosure is needed.

All funds

“Valuing Shares” (prospectus)

“The intraday portfolio value of a Creation Unit of a fund on a per share basis will be disseminated every fifteen seconds throughout the trading day through the facilities of the NYSE Arca Dissemination Service. You should not view this intraday portfolio value as a "real-time" update of the actual NAV because the intraday portfolio value may not be calculated in the same manner as the NAV, which is computed once a day. Each fund is not involved in, or responsible for, the calculation or dissemination of such amount and makes no warranty as to its accuracy.”

C:

The Staff asks that we specifically address a) how the intraday indicative value (IIV) is calculated, including whether it is based on the index, on the portfolio, or on the basket, b) what the calculation includes and does not include, and c) what types of values are used for underlying holdings. In addition, the Staff requests we disclose whether each ETF may use stale values under certain circumstances and, if so, consider adding as a principal risk.

R:

We will add additional disclosure regarding the IIV.

COMMENTS RECEIVED ON 12/06/2017

FROM EDWARD BARTZ

FIDELITY COVINGTON TRUST (File Nos. 033-60973 and 811-07319)

Fidelity International High Dividend ETF

Fidelity International Value Factor ETF

POST-EFFECTIVE AMENDMENT NO. 28

All funds

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff reiterates the request that we add an “international” strategy that is consistent with each fund’s name. The Staff asserts that the index should have a policy to invest primarily in non-U.S. securities.

R:

The principal strategy of each fund is to invest in the securities included in a particular index and in depository receipts representing securities included in the index. The “Fund Summary” section for each fund clearly states under “Principal Investment Strategies” that the fund will invest in securities included in the relevant International Index. The disclosure goes on to state that the relevant International Index is designed to reflect the performance of stocks of developed international companies. Accordingly, we have not revised the disclosure.

Fidelity International High Dividend ETF

“Fund Summary and Investment Details” (prospectus)

“Principal Investment Strategies”

C:

The Staff reiterates the request that we define “high dividend-paying” in the prospectus.

R:

In an effort to provide plain English disclosure to shareholders, Fidelity continues to believe that stating “high dividend-paying” in the prospectus to indicate those securities that pay the highest dividends is accurate. Fidelity’s rules-based proprietary index methodology, including the criteria for determining the securities that qualify as high dividend-paying for the fund, is described in the “Fund Basics” section under “Principal Investment Strategies.” In addition, the full index methodology will be available on the funds’ website. Accordingly, we have not revised the disclosure.

All funds

“Investment Details” (prospectus)

“Principal Investment Strategies”

C:

The Staff reiterates the request that we provide a description of the index and its methodology, including component selection criteria; index weighting methodology; rebalance and reconstitution process, including the frequency; and number of index components.

R:

Fidelity’s rules-based proprietary index methodology description, including the criteria for selecting the components of the index, for each fund is described in the “Fund Basics” section under “Principal Investment Strategies.” In addition, the complete index methodology will be available on the funds’

website, which includes the weighting methodology, rebalance information, and number of index components. Accordingly, we do not believe additional disclosure is needed.